December 1, 2005
BY EDGAR AND FACSIMILE
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549-7010

Attention:	Mr. Rufus Decker
Accounting Branch Chief

Re:	Brascan Corporation
Form 40-F for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005
File No. 33-97038
Dear Mr. Decker:
     Thank you for your letter of October 31, 2005. We have reproduced your questions in this letter and included our responses thereto. In addition, we hereby acknowledge the following:
•	Brascan Corporation is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	Brascan Corporation may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1.	The Division of Investment Management has asked us to advise you as follows:
     The Division of Investment Management has completed a preliminary review of your Form 40-F filed on March 31, 2005 and your Form 6-K filed on September 15, 2005. Based on its review, the Division of Investment Management believes that you may be an investment company and has asked us to advise you as follows:
Section 3(a)(1)(A) of the Investment Company Act of 1940 defines an “investment company” to include any issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in
Brascan Corporation
Suite 300 BCE Place, Box 762, 181 Bay Street, Toronto, Ontario, M5J 2T3
Telephone (416) 363-9491 Facsimile (416) 363-2856 www.brascancorp.com

Brian Lawson Brascan Corporation December 1, 2005	Page 2
securities.” Section 3(a)(1)(C) of the 1940 Act also defines “investment company” as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer’s total assets, exclusive of Government securities and cash items, on an unconsolidated basis.” “Investment securities” generally include all securities except for Government securities and securities issued by majority-owned subsidiaries of an issuer that are not investment companies and are not relying on the exceptions in Section 3(c)(1) or 3(c)(7) of the 1940 Act. See Section 3(a)(2) under the 1940 Act.
     You state that your three main business units are property operations, power operations and funds management operations, as noted on page 1 of your March 31, 2004 Annual Information Form. With respect to the funds management operations, your state that you “develop, invest and manage funds and investments on behalf of ... investors” that co-invest in the same types of assets that you own, as noted on page 6 of your March 31, 2005 Annual Information Form. You state that funds management’s current industry focus is property and long-life infrastructure assets, but also include private equity investments in “business that we believe are undervalued and are being held until such time as they may be sold for higher value,” as noted on page 16 of your March 31, 2005 Annual Information Form. On September 15, 2005, you issued a press release stating your plans to change your name to Brookfield Asset Management Inc. and to expand your asset management activities, with a particular focus on property, power and infrastructure investments. Additionally, you own three investment advisers registered with the U.S. Securities and Exchange Commission: SoundVest Capital Management Ltd. (50%), Brascan Strategic Asset Management (100%) and Hyperion Capital Management, Inc. (100%). Your Hyperion acquisition is disclosed in your Form 6-K filed on August 12, 2005. Your consolidated balance sheet indicates that as of December 31, 2004 approximately 37% of your total asset consisted of investment securities. Because the 1940 Act applies the 40 percent limit to an issuer’s investment securities on an unconsolidated basis, we lack the information necessary to fully assess whether you are an investment company. In addition, our preliminary calculation of the value of your investment securities relied, in part, on fair values that we believe are based on the definition of fair value under Canadian law and may differ if computed consistent with the valuation requirements under the 1940 Act. Refer to Section s(a)(41) of the 1940 Act for guidance.
     Accordingly, please provide us with a written legal analysis as to why you should not be considered to be an investment company and state the basis for any exclusion or exemption from the definition contained in Section 3(a)(1)(A) and Section 3(a)(1)(C), as appropriate. For example, Section 3(a)(1) of the 1940 Act provides that, notwithstanding Section 3(a)(1)(C), an issuer “primarily engaged” in a business other than that of investing, reinvesting, owning, holding or trading in securities is not an investment company. For a discussion of the relevant criteria for determining whether a company is primarily engaged in a non-investment company business, see Investment Company Act Release Nos. 25835 dated November 26, 2002 and 26077 dated June 16, 2003.

Brian Lawson Brascan Corporation December 1, 2005	Page 3
     Please include in this analysis data indicating the value of your investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis as of the fiscal quarter ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005. The analysis also should separately analyze whether each of your subsidiaries and funds management business is an investment company under the 1940 Act as of the fiscal quarters ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005. In addition, please provide appropriate documentation to support your analysis.
     If you have any questions regarding this comment, please contact Lily C. Reid, Senior Counsel, Division of Investment Management at (202) 551-6848.
Response:
     The Company does not believe that it is an “investment company” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), for the reasons set forth below. An “investment company” is defined in Section 3(a)(1)(A) of the 1940 Act as an issuer which “[i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities”. The Company is a specialist asset manager focused on property, power and infrastructure assets. Accordingly, the Company does not, and will not, operate as an entity described in Section 3(a)(1)(A) of the 1940 Act.
     Section 3(a)(1)(C) of the 1940 Act also defines “investment company” as any issuer that “[i]s engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis”. Under Section 3(a)(2) of the 1940 Act, an “investment security” includes “all securities except (a) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of [Section 3(c) of the 1940 Act]”.
     Attached hereto as Annex A is an analysis of the Company’s investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis as of the end of each of the fiscal quarters ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005. This analysis includes the Company’s percentage ownership of each of its subsidiaries and the “value” of the Company’s assets determined in accordance with Section 2(a)(41)(A) of the 1940 Act, except that the valuation has been performed by the Company’s management rather than its board of directors. In addition, each of the Company’s subsidiaries (other than those in the funds management business) is analyzed as to whether it is an investment company under the 1940 Act. Please note that no further analysis of the Company’s subsidiaries which are in the funds management business has been provided because each of such businesses is assumed for purposes of this analysis to be an “investment company” and therefore a “bad asset” as that term is generally used in connection with the 1940 Act. Also, please note that the analysis has been presented in accordance with Canadian generally accepted

Brian Lawson Brascan Corporation December 1, 2005	Page 4
accounting principles (“Canadian GAAP”) which the company believes would yield a substantially similar analysis to one prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
     Based on the foregoing analysis, “investment securities” represented less than 40% of the Company’s total assets (exclusive of cash items and Government securities) on an unconsolidated basis as of the end of each period presented. Accordingly, we believe that the Company is not an “investment company” within the meaning of the 1940 Act.
     Pursuant to the SEC’s Rule 83, confidential treatment is being requested of Annex A, which has been redacted from the EDGAR filing.
Management’s Discussion and Analysis of Financial Results, page 8 of 2004 Annual Report
Contractual Obligations, page 50 of 2004 Annual Report
2. We note your response to comment 2 in our letter dated September 15, 2005. Please provide us with the contractual obligations table and corresponding footnotes you intend to include in future filings that reflect the changes stated in your response letter.
Response:
     The following table is similar to that included in the company’s most recent quarterly filing and will, with the addition of payments to be made under interest rate swap obligations, be included in its annual report in the following format:
Contractual Obligations:

	Payments due by period
		Less than	1 - 3	4 - 5	After 5
US$ millions	Total	one year	years	years	years

Long term debt
Property specific mortgages	$8,112	$259	$1,598	$1,206	$5,049
Other debt of subsidiaries	2,481	690	749	399	643
Corporate borrowings	1,685	108	519	200	858
Capital securities	1,598	—	—	172	1,426
Lease obligations	8	1	3	2	2
Commitments	445	445	—	—	—
Interest expense [1]
Long term debt	7,008	195	1,859	961	3,993
Capital securities	1,421	23	269	179	950
Interest rate swaps	TBD	TBD	TBD	TBD	TBD

1 Represents aggregate interest expense expected to be paid over the term of the debt/swaps. Variable interest rate payments have been calculated based on current rates

23. Difference from United States Generally Accepted Accounting Principles, page 80 of 2004 Annual Report

Brian Lawson Brascan Corporation December 1, 2005	Page 5
(a) Income Statement Differences, page 80 of 2004 Annual Report
3. We note your response to comment 8 in our letter dated September 15, 2005. It remains unclear why you are not presenting basic and diluted EPS for each class of your common stock. Paragraph 61.d. of SFAS 128 states, “basic and diluted EPS data shall be presented for each class of common stock.” As such, it would appear that you are required to present EPS for your Class A and Class B common shares. Even though your Class A and Class B common shares may reflect the same basic earnings per share, a material number of dilutive securities in either one of the respective classes of common shares, may result in a different diluted earnings per share for your Class A common shares and Class B common shares. Furthermore, the disclosure requirements of paragraph 40 of SFAS 128 should be separately presented for both Class A common shares and Class B common shares within your footnote disclosure for US GAAP purposes. As such, please provide us with your detailed calculation of EPS under US GAAP.
Response:
     With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. As described in our 2005 Annual Information Form on page 22 of Appendix B, subject to the prior right of preferred shareholders, “holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends (if, as and when declared by the board of directors of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.” The tables that follow are intended to demonstrate how the Class A and Class B common shareholders have equivalent basic and diluted EPS.
     Per paragraph 61.d of SFAS 128, the following two tables will present our detailed basic and diluted earnings per share calculations for both the class A and B common shares. The first table below presents our net income available to both the Class A and Class B common shareholders on both a basic and diluted basis:

US$ millions, except per share amounts	2004

Net income	$688.0
Less:
Convertible debenture interest	(1.0)
Preferred equity distributions	(61.0)

Net income available to Class A and Class B shareholders for Basic EPS	626.0	(1)
Dilutive items:
Interest paid on Series I subordinate notes	0.3
Interest paid on Series II subordinate notes	0.1

Net income available to Class A and Class B shareholders for Diluted EPS	$626.4	(1)

(1) These earnings are allocated to Class A and Class B common shareholders on a pro rata basis with each share (diluted or not) having an equal share of earnings, without distinction by class

Brian Lawson	Page 6
Brascan Corporation
December 1, 2005
     The second table (below) shows the pro rata allocation of the basic and diluted net income to each class of common shares outstanding:

	2004
US$ millions, except per share amounts	Class A	Class B	Total
Allocation percentage — basic	99.967%	0.033%	100.000%
Allocation of income — basic:
Net income available to shareholders	$625.793	$0.207	$626.000

Allocation percentage — diluted	99.968%	0.032%	100.000%
Allocation of income — diluted:
Net income available to shareholders	$626.198	$0.202	$626.400

Weighted average common shares outstanding for Basic EPS	257,514,900	85,100	257,600,000
Weighted average common shares outstanding for Diluted EPS	263,414,900	85,100	263,500,000

Earnings per share:
Basic	$2.43	$2.43	$2.43
Diluted	$2.38	$2.38	$2.38
     As demonstrated in the above table, both the Class A and Class B common stock have equal basic and diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted. Our future disclosure will clarify that the basic and diluted EPS figures is equally applicable to Class A and Class B shares.
4. We note your response to the 1st bullet of comment 9 in our letter dated September 15, 2005. Specifically, that it is your policy and right to settle the redemption of your Series 10-12 Class A preferred shares in cash instead of Class A common shares. Paragraph 29 of SFAS 128 states the presumption that the redemption of securities that can be settled in common stock or cash may be overcome, if you have a stated policy that you will redeem such securities in cash. Your audited footnotes do not appear to contain such a policy. Furthermore, the description of these securities in your 2005 Annual Information Form does not state if the holder requests conversion of the preferred shares into Class A common shares, you have the right to pay in cash instead of converting. As such, it is unclear how you are able to overcome the presumption of conversion into your Class A common shares in accordance with paragraph 29 of SFAS 128. Please provide us with additional support for your current treatment. Otherwise, please provide us with your revised EPS calculation under US GAAP.

Brian Lawson	Page 7
Brascan Corporation
December 1, 2005
Response:
     We respectfully advise the Staff that we believe our 2005 Annual Information Form adequately addresses the company’s right to pay cash upon receipt of a conversion notice by the holder of the preferred shares, instead of Class A common shares. On page B-12 of our Annual Information Form, under the caption “Conversion at the Option of the Holder” the right to redeem rather than permit conversion is addressed specifically as follows:
“Subject to applicable law and the rights of the Corporation described below, on and after March 31, 2012, each Class A Preference Share, Series 10 (11-12) is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined by dividing C$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.
The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 (11-12) as a series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 10 (11-12) forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 10 (11-12) to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 10 (11-12) to another purchaser or purchasers in the event that a purchaser or purchasers are willing to purchase all or any part of such Class A Preference Shares, Series 10 (11-12) is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase. The Class A Preference Shares, Series 10 (11-12) to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.”
     The above paragraph establishes the company’s right to redeem, after a conversion notice is given, the preference shares applicable under the conversion. Redemption is described on the same page (B-12), in the company’s Annual Information Form, under the caption “Redemption” as follows:
“The Class A Preference Shares, Series 10 are not redeemable on or prior to September 30, 2008. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2009, or C$25.50 if redeemed on or after September 30, 2009

Brian Lawson	Page 8
Brascan Corporation
December 1, 2005
but before September 30, 2010, or C$25.25 if redeemed on or after September 30, 2010 but before September 30, 2011 and C$25.00 thereafter, plus in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.
     The Series 10-12 Class A preferred shares can only be redeemed for cash at the option of the company. As of the date of this letter, no such redemptions have taken place. The holder does not have any right to redeem the shares, although the holder does have the ability to request conversion of the preferred shares into Class A common shares after a fixed date. It is stated in the prospectus offerings of these shares that “Brascan may by notice given to all holders who have given conversion notice redeem all or any part of the Class A series 10-12 forming the subject matter of the applicable conversion notice, or cause the holder to sell the preference shares to other purchasers, in the event other purchasers are found.”
     Our policy, since the date of the first issuance of these preferred shares, has been to redeem for cash as opposed to allowing conversion and such policy has been applied to such preferred shares without exception. We are in 100% compliance with this policy. Although our audited financial statements do not explicitly state this policy, it is the policy applied consistently in our financial statements and further evidenced in our MD&A. For example our first quarter 2005 interim report MD&A Contractual Obligations table included as a cash commitment the cash settlement of these preferred shares, consistent with our policy (discussed above in response #2 – see Capital Securities).
5. We note your response to the 2nd bullet of comment 9 in our letter dated September 15, 2005. You say that since you did not redeem all of the Series 1 Class A preferred shares, EITF Topic D-42 is not applicable. In future filings, please disclose the number of shares of Series 1 Class A preferred shares redeemed, including the amount of cash paid to redeem those shares. Please provide us with the disclosure you intend to include in future filings. Also, please provide us with your detailed analysis under EITF Topic D-53 as to whether the Series 1 Class A preferred shares actually redeemed should have had an impact on your calculation of EPS and under US GAAP. If you determine that the redemption of those shares of Series 1 Class A preferred shares should have impacted the calculation of EPS under US GAAP, please provide us with your revised calculation.
Response:
     We wish to clarify the facts relating to the redemption of the Series 1 Class A preferred shares. At the end of 2003, the company had 18,891 Series 1 Class A preferred shares outstanding with a redemption value of CDN $472,275. The shares were carried on the balance sheet at the exact same amount, as that was the liability to the company upon redemption. On July 30, 2004, the company redeemed all of the outstanding Series 1 Class A preferred shares for a cash amount of CDN $472,275. As there was no excess amount paid (i.e. premium or discount) to the holders of the preferred shares on redemption, no amount was required to be subtracted from or added to net earnings per the requirements of EITF D-42. As a result, we do not believe EITF Topic D-53 applies and there is no impact on earnings per share under US GAAP.

Brian Lawson	Page 9
Brascan Corporation
December 1, 2005
     In future filings, if the company continues to have no Series 1 Class A preferred shares outstanding, no disclosure will be required. If the company does issue Series 1 Class A preferred shares, then any future filings will consider the impact of cash paid to redeem the shares. With respect to the 2004 redemption, we will include the following disclosure in the 2005 financial statements:
     “During 2004, the company redeemed 18.891 Class A Series 1 preferred shares for cash in an amount equal to their carried value, resulting in no gain or loss on redemption.”
6. For the above three comments related to the calculation of EPS under US GAAP if you do not believe the revised EPS presentation for all three issues is materially different from the presentation in your Form 40-F for the fiscal year ended December 31, 2004, please provide us with your detailed SAB 99 analysis of the quantitative and qualitative factors regarding the materiality of your presentation of EPS under US GAAP for fiscal years 2003 and 2004.
Response:
     We do not believe that any of the above three comments have any impact on the calculation of EPS under US GAAP.
(v)Market value adjustments, page 81 of 2004 Annual Report
7. We note your response to comment 11 in our letter dated September 15, 2005. Please provide us sufficient information to understand how the third paragraph of this section of your filing relates to the two adjustments that consist of the total market value adjustment. For example, please tell us how the effects of accounting for derivatives in accordance with US GAAP with a decrease to net income of $8 million and the net derivative gains reclassified from other comprehensive income to income of $22 million relates to the unrealized loss adjustment of $6 million for fiscal year 2004.
Response:
     The $8 million decrease to net income resulting from the accounting for derivatives includes the unrealized loss adjustment of $6 million, which forms a component of “Market value adjustments”. The remaining $2 million of the unrealized loss adjustment on trading securities held by our equity accounted investment, Noranda, is included in the “Reduction of equity accounted income.”
     The net derivative gains of $22 million reclassified from other comprehensive income to income relates to our proportionate share of foreign currency cash flow hedges entered into by our equity accounted investee Noranda. This amount is also included in the “Reduction of equity accounted income.”

Brian Lawson	Page 10
Brascan Corporation
December 1, 2005
     The following tables highlight the various components of both equity accounted income and market value adjustments under US GAAP. We will clarify this disclosure in future filings based on the tables below or based on additional tables that we can include to address potential confusion.
Reconciliation of Adjustment (i) — Reduction of Equity Accounted Earnings

Description	2004
Equity accounted earnings:
Noranda	$(51)
Norbord	5
Fraser Papers	1
Other Noranda related adjustments:
Derivative gains reclassified from OCI to earnings — Noranda	22
Market value adjustments — Noranda	(2)

$(25)

Reconciliation of Adjustment (v) — Market Value Adjustments

Description	2004
Securities designated as Trading for US GAAP	$7
Derivative contracts recognized at fair value for US GAAP adjustments per note to financial statements	(6)

Total market value adjustment	$1

Reconciliation of Note (v) — Market Value Adjustments

Description	2004
Securities designated as Trading for US GAAP	$7

Derivative contracts recognized at fair value for US GAAP adjustments per note to financial statements	(6)
Market value adjustments — Noranda	(2)

(8)

Derivative gains reclassified from OCI to earnings — Noranda	22

Total market value adjustments	$21

(c)Balance Sheet Differences, page 83 of 2004 Annual Report
8. We note your response to comment 12 in our letter dated September 15, 2005. Specifically, we note for the Series 7 Class A preferred shares that it contains a feature allowing the holder to exchange the preferred shares for Class A common share upon the occurrence of one of the three events. Furthermore, we note your analysis of your Series 10, 11 and 12 Class A preferred shares that are convertible into Class A common shares at the option of the you or the holder. While your Series 7, 10, 11 and 12 Class A preferred shares may not meet the criteria set

Brian Lawson Brascan Corporation December 1, 2005	Page 11
forth in SFAS 150, you do need to continue to evaluate the applicability of these securities to the other accounting literature. After analyzing the securities under SFAS 150, you then need to analyze the securities under SFAS 133. If you determine that the instruments are not derivatives, then you need to analyze the securities under EITF 00-19 to determine the appropriate classification of the securities on the balance sheet. If under EITF 00-19, the preferred shares meet the requirements to be classified as equity, you then need to consider ASR 268 and EITF D-98 to determine whether the preferred shares should be classified as permanent equity or temporary equity. Your response should provide us with a detailed analysis of how you arrived at your conclusion for each step under SFAS 133, EITF 00-19, and ASR 268 and EITF D-98, as applicable, for each preferred share.
Response:
SFAS 133/EITF 00-19
     The contingent conversion feature included in the Series 7 Class A preferred shares does not meet at least one of the three criteria for bifurcation under par. 12 of SFAS 133.
•	Par. 12 (c) requires that an instrument with the same terms as the embedded derivatives be a derivative pursuant to par. 6-11 of SFAS 133. The contingent conversion feature included in the preferred shares only entitles the investor the right to demand physical settlement (and only upon the company taking certain corporate actions that are within its control). As such, if issued as a freestanding instrument, the conversion feature would meet the definition of permanent equity under par. 8 of EITF 00-19 and consequently would not be considered a derivative pursuant to par. 11(a) of SFAS 133. Consequently, the embedded conversion feature fails to meet the criterion in par. 12(c) for bifurcation.
     We have therefore concluded that the Series 7 Class A preferred shares do not include an embedded derivative that can be bifurcated under SFAS 133.
     The conversion feature included in the Series 10, 11 and 12 Class A preferred shares does not meet at least one of the three criteria for bifurcation under par. 12 of SFAS 133.
•	Par. 12(a) requires that the economic characteristics and risks of the embedded derivative instruments are not clearly and closely related to those of the host contract. The preferred shares do not provide the holder any redemption rights nor do they include a mandatory redemption date. Therefore, the host contract in the Series 10, 11 and 12 Class A preferred shares is more akin to an equity instrument than a debt instrument. Consequently, the conversion feature that entitles the holder to common shares of the Company is clearly and closely related to the equity like host contract.

•	Par. 12 (c) requires that an instrument with the same terms as the embedded derivatives be a derivative pursuant to par. 6-11 of SFAS 133. The conversion

Brian Lawson Brascan Corporation December 1, 2005	Page 12
feature included in the preferred shares only entitles the investor the right to demand physical settlement (although the Company may decide to effect a net cash settlement instead). As such, if issued as a freestanding instrument, the conversion feature would meet the definition of permanent equity under par. 8 of EITF 00-19 and consequently would not be considered a derivative pursuant to par. 11(a) of SFAS 133. Consequently, the embedded conversion feature fails to meet the criterion in par. 12(c) for bifurcation.
     We have therefore concluded that the Series 10, 11 and 12 Class A preferred shares do not include an embedded derivative that can be bifurcated under SFAS 133.
ASR 268 and EITF D-98
     The Series 7, 10, 11 and 12 Class A preferred shares do not have any mandatory redemption requirements and none of their redemption requirements are outside the control of Brascan. As a result, classification as permanent stockholders’ equity is appropriate under US GAAP.
(d) Cash Flow Statement Difference, page 85 of 2004 Annual Report
9. We note your response to comment 14 in our letter dated September 15, 2005. Please tell us whether your funds management business meets the definition of an investment company as described in paragraphs 1.01-1.06 of the AICPA Audit and Accounting Guide: Audits of Investment Companies, including an explanation as to how you arrived at your conclusion.
     If you determine that you meet the criteria of an investment company per the AICPA Audit and Accounting Guide, please tell us why you believe your classification of the sales and purchases of securities and loans advanced and collected related to your funds management business as an investing activity is in accordance with the guidance set forth in paragraphs 7.59-7.64 of the AICPA Audit and Accounting Guide: Audits of Investment Companies.
     Finally, we note your statement in your response letter that you do hold a small portfolio of securities held for trading purposes, which were not reflected in operating activities. Please quantify the impact of reclassifying these securities held for trading purposes for each period presented.
Response:
Our Funds Management business is comprised of a number of separate funds focussed on property, power and infrastructure assets. The term “funds” is used to describe certain distinct groupings of assets within our asset management business which are held either directly or in separate legal entities. Some of our funds are wholly owned and are consolidated, some of them are owned in partnership with other investors where the fund is either consolidated, equity accounted or our investment is recorded at cost, as appropriate, and some are owned solely by

Brian Lawson Brascan Corporation December 1, 2005	Page 13
other investors, where we are the manager. The funds currently established can be grouped into the following three broad categories:
1.	Private Equity Fund – The company directly invests in securities, physical assets (i.e. commercial properties and power generation facilities), and loan receivables using only the company’s capital. Private equity investments are not segregated in a legal entity, and instead are investments that have been grouped together and described by management as a “fund”. Accordingly, equity securities with a readily determinable market value and any debt securities within this group are treated as SFAS 115 securities with the appropriate designation of Trading, Available for Sale or Held to Maturity. Non-public securities are recorded using cost, equity or consolidation, as appropriate.

2.	Investment Funds – The company manages investments in securities, physical assets (i.e. commercial properties and power generation facilities), and loan receivables using pooled capital from various institutional partners, along with its own capital, on a co-ownership basis. At the time of this letter and during all periods presented in the financial statements under review, all of the established funds in this category held investments in securities of entities that are under common management, and as a result, based on paragraph 1.06 (a) of the AICPA Accounting and Audit Guide, none of these funds are considered an Investment Company.

In addition, the company held investments in securities that were not segregated in a legal entity, and instead were grouped together in this category, and described by management as a “fund”. Accordingly, equity securities with a readily determinable market value and any debt securities within this group are treated as SFAS 115 securities with the appropriate designation of Trading, Available for Sale or Held to Maturity. Non-public securities are recorded using cost, equity or consolidation, as appropriate.

3.	Retail Funds – these funds invest in public securities using capital provided by retail investors. These funds measure securities held as portfolio investments at market value, consistent with the requirements of an Investment Company. To date, Brascan a minimal amount of capital invested in these funds and as a result does not consolidate them.
     As a result, we are of the opinion that our Funds Management business does not meet the definition of an investment company.
     We are monitoring the project underway, “Clarification of the Scope of the Audit and Accounting Guide Audits of Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”, and per guidance in Topic D-74 that FASB has recommended that until that project is finalized, entities should follow their current accounting practices.

Brian Lawson Brascan Corporation December 1, 2005	Page 14
     The impact of reclassifying the trading securities in 2004 would have been to reclass a cash inflow of $5 million from operating activities to investing activities, representing less than 1% of each of the operating and investing cash flows. In 2003 the impact would have been nil. We will correct this presentation in future filings.
     We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

By:	/s/ Brian D. Lawson

Brian D. Lawson
Managing Partner
and Chief Financial Officer

ANNEX A
[Redacted]